August 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Sonnet BioTherapeutics Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-258092)

Ladies and Gentlemen:

We hereby withdraw the request for acceleration contained in our letter dated August 16, 2021, and, in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m., Eastern Time, on August 19, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows.]

Very truly yours,

BTIG, LLC

Acting on their own behalf
and as Representative of the several
Underwriters listed on Schedule I to the
Underwriting Agreement.

By: BTIG, LLC

By:	/s/ KC Stone
Name:	KC Stone
Title:	Managing Director

[Signature Page to Underwriters Acceleration Request Letter]